March 21, 2013 Rolaine S. Bancroft, Esq. Michelle Stasny, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance Securities and Exchange Commission Washington, DC 20549	Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Re:	Sequoia Mortgage Funding Corporation

Sequoia Residential Funding, Inc.

Amendment No. 3 to Registration Statement on Form S-3

Filed March 15, 2013

File Nos. 333-185882 and -01

Dear Ms. Bancroft and Ms. Stasny:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Co-Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 4 to the above-referenced Registration Statement on Form S-3.

We received no comments from the Staff after the filing of the Amendment No. 3 to the Registration Statement. We are filing this Amendment No. 4 to the Registration Statement to increase the amount of securities to be registered to $6,000,000,000.00 and to incorporate $200,101,493 of unsold asset-backed securities from Registration Statement File Nos. 333-179292 and 333-179292-01, as well as to update certain factual information contained in the form of prospectus included therein. Additionally, we include with this filing the Exhibit 5.1 Opinion of Weintraub Tobin Chediak Coleman Grodin Law Corporation with respect to validity and the Exhibit 8.1 Opinion of Chapman and Cutler LLP with respect to tax matters.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:	Mr. John Isbrandtsen, Sequoia Residential Funding, Inc.
Mr. Andrew Stone, Sequoia Residential Funding, Inc.